July 16, 2009


BY ELECTRONIC SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention: Evan S. Jacobson


         RE:      PAR Technology Corporation
                  Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 16, 2009
                  Form 10-Q for Fiscal Quarter Ended March 31, 2009 Filed May 11, 2009
                  File No. 001-09720



Ladies and Gentlemen:

PAR Technology Corporation, a Delaware corporation ("PAR" or the "Company"), is transmitting for filing with the Securities and Exchange Commission (the "Commission"), this letter reflecting PAR's responses to the written comments communicated by Ms. Maryse Mills-Apenteng, Special Counsel, to John W. Sammon, Jr., Chairman of the Board and President of PAR, by letter dated July 1, 2009. The responses set forth below have been organized in the same manner in which the comments were presented in Ms. Mills-Apenteng's letter.


Form 10-K for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy Statement Filed April 21, 2009)

Compensation Discussion and Analysis

Elements of Executive Compensation

Incentive Compensation

Comment:

     1. We note your response to prior comment 7 and we reissue the comment. With respect to the targets to be achieved in order for your executive officers to earn their annual performance bonuses, please disclose the performance target levels for each of the factors you use to determine incentive compensation. In this regard, we note that in addition to pretax income from operations, revenue, inventory turnover, and collection of accounts receivable, you also relied upon accounts receivable days sales outstanding (as indicated in your response to prior comment 8). If you are relying on Instruction 4 to item 402 (b) of regulation S-K to omit the target information, please provide us with a detailed legal analysis demonstrating that disclose of such target levels would result in competitive harm.

Response:

     The Company supplementally clarifies for the Staff that the Company has determined that, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, it is not required to disclose the performance target levels factors used to determine executive incentive compensation by the Company (collectively, the "Target Levels") for the reasons set forth below and, accordingly, respectfully declines to provide such additional disclosure.

     Legal Standard

     Instruction 4 to Item 402 of Regulation S-K provides that the Company is "not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant." 17 C.F.R. ss.229.402(b), Instruction 4. Pursuant to Instruction 4 of Item 402(b), the standard used to determine whether disclosure of such quantitative or qualitative performance-related factors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, would cause competitive harm is the same standard that would apply if the Company requested confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act ("FOIA") (5 U.S.C. ss.552(b)(4)) and Rule 80(b)(4) (17 CFR ss.200.80(b)(4))
thereunder. Id; see also 17 C.F.R. ss.230.406 and 17 C.F.R. ss.240.24b-2. As discussed below, the Company has determined that the Target Levels constitute confidential trade secrets or confidential commercial or financial information of the Company and, under the applicable standard, the disclosure of the Target Levels would result in competitive harm to the Company.

     Legal Analysis

     The Target Levels constitute specific quantitative or qualitative performance-related factors determined by the Company to involve confidential trade secrets or confidential commercial or financial information of the Company,(1) the disclosure of which would result in competitive harm to the Company. The Company has determined that public disclosure of the Target Levels would (i) compromise the ability of the Company to attract and retain key personnel on favorable terms in the future and (ii) provide competitors with sensitive information which could be used to the detriment of the Company.

----------------------

(1) The SEC and the federal courts have stated that the terms "commercial" and "financial" should be given their ordinary meanings. In re: Freedom of Information Act Appeal of the Board of Trade of the City of Chicago, SEC FOIA Release No. 119 (July 17, 1989); Public Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir 1983). In addition, the precise terms of an agreement negotiated by two parties engaged in commercial enterprises constitute such commercial information. See In re Freedom of Information Act Appeal of William C. Hou, SEC FOIA Release No. 102 (January 23, 1989). The Target Levels constitute commercial and financial information based on the ordinary meanings of such terms, since the components of the Target Levels consist of information about income from operations, revenue, inventory turnover, accounts receivable and other business terms.

Either such result is likely to cause substantial harm to the competitive position of the Company. As noted above, the standard to use to determine whether disclosure of factors involving confidential trade secrets or confidential commercial or financial information would cause competitive harm is the same standard that would apply if the Company requested confidential treatment pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of FOIA (the "Exemption").

     The Company considers the Target Levels to constitute confidential and proprietary information protected pursuant to subsection (i) of the Exemption. See 17 C.F.R. ss. 200.80(b)(4)(i). Under the Exemption and relevant case law, for the information to be confidential, it must have the effect of causing substantial competitive harm to the person from whom it was obtained. Charles River Park "A", Inc. v. Department of Housing and Urban Development, 519 F.2d
935, 940 (D.C. Cir. 1975); see also National Parks and Conservation Ass'n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). Furthermore, in Gulf & Western Industries, Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979), the court stated that "[i]nformation is privileged or confidential if it is not the type usually released to the public and is of the type that, if released to the public, would cause substantial competitive harm to the person from whom it was obtained."

     The Gulf & Western definition sets forth two tests that information such as the Target Levels must meet in order to be considered confidential under the Exemption. The first test is that the information not actually be released to the public. The Target Levels have not been disclosed to the public by the Company and constitute information of a type normally not disclosed to the public in the industries in which the Company competes. The Target Levels are based on the Company's determinations of potential levels of business activity, potential profit opportunities and potential business process improvements within Company-defined subdivisions within the segments of the Company's business as to which the Company provides public disclosure, and the Target Levels are weighted, based on the Company's perceived priorities, among these subdivisions. The precise definitions of these subdivisions, the level of business activity anticipated for such subdivisions, and the desired business process improvements that the Target Levels are designed to incent are highly confidential. No quantified information regarding results of operations and other business activity of these subdivisions is publicly disseminated by the Company.

     Because of concern over possible competitive injury, the Company has not made public any of the Target Levels and has maintained strict confidentiality with respect to the confidential components of the Target Levels. The Target Levels have been carefully safeguarded by the Company, and attorneys, accountants and other third parties who have reviewed the Target Levels in the course of performing services for the Company have done so only under the strictures of confidentiality. The Company does not know of any manner in which its competitors would obtain this information unless informed by the Company.

     The second Gulf & Western test is that the release of the information would likely cause substantial competitive harm. This is a two-part test. The first part of this test is satisfied if actual competition is shown. Each of the several segments in which the Company operates, and each subdivision within each of those segments, is highly competitive. The Company faces substantial competition within those segments generally and particularly with respect to attracting and retaining key personnel, an area which is actually and directly affected by the composition and application of the Target Levels in the context of the Company's employee compensation. In addition, revelation of the Target Levels would necessarily reveal the Company's own analysis of the strengths, weaknesses and opportunities for improvement within each of these subdivisions. Competitors necessarily could use such information to their advantage and to the disadvantage of the Company.

     The second part of this test requires a showing of likelihood of substantial competitive injury. The Target Levels constitute specific performance criteria used to determine employee incentive compensation and bonuses and disclosure of such information would permit the Company's competitors a substantial advantage in competing for key personnel who are vital to the Company's competitiveness. In addition, the Target Levels identify specific priorities of the Company, as well as its areas of concern and areas of desired improvement, all of which are unique to the Company and integral to its success in its various industries. Disclosure of such information would permit the Company's competitors to identify these priorities and areas of interest and exploit this information in competing for customers and key personnel, thereby substantially harming the Company's ability to compete.

     The Company supplementally emphasizes to the Staff that the Company competes in two industry segments, which are highly competitive and in which success is dependent on the development, prowess and retention of key personnel among other factors. The criteria contained in the Target Levels are in some cases based on reporting units subsumed within these industry segments and are of such a nature as to substantially inform and provide insight to competitors into the Company's strategies across the segments in which it competes. Disclosing the Target Levels in these subdivisions, in which competitors generally are not required to disclose such information, is likely to provide the Company's competitors with competitive information of such granularity that substantial harm will be unavoidable and may substantially damage each segment of the Company's diversified businesses.

     Although the information contained in the Target Levels may require some consideration and interpretation in order to reveal competitively damaging information, the long-term competitive importance of the confidential information contained therein must not be overlooked. Courts have recognized that isolated items of information have cumulative and overall significance in helping competitors. See Braintree Electric Light Dep't v. Dep't of Energy, 494 F.Supp. 287, 290 (D.D.C. 1980) (each piece of information has significance -- "release of separate pieces of this financial puzzle would enable competitors, who may somehow have gathered other pieces, to complete the picture."); Timken, 491 F.Supp. at 560 (D.D.C. 1980) (outdated and incomplete financial data could nonetheless be used together with independently obtained information to "complete a financial picture"). Competitors can take advantage of information that is less than comprehensive. In Braintree, the court took pains to note that in attempting to underbid "all information concerning a competitor's pricing mechanism becomes helpful," and that each piece of information has significance as a piece of the puzzle. 494 F. Supp. at 290; accord Timken, 491 F. Supp. at 560.

     Disclosure of the confidential and proprietary information contained in the Target Levels would be competitively harmful and is therefore protected against disclosure under the Gulf & Western standard. The above described reasons are appropriate for the Company to consider confidential the commercial and financial information represented by the Target Levels and their constituent components. See Public Citizen Health Res. Group v. Food and Drug Administration, 539 F. Supp. 1320, 1330 (D.D.C. 1982) (sales and marketing data is commercial information and exempt from disclosure under ss. 552, Exemption 4.); see also Timken Company v. United States Customs Service, 491 F. Supp. 557, 559 (D.D.C. 1980) (disclosure of price and quantity data would allow competitors to estimate the company's profit margin and production costs, thereby giving competitors insight into the company's competitive strengths and weaknesses).

     Protection of the Company's Investors

     The purpose of the Compensation Discussion and Analysis (the "CDA") provided for by Item 402(b) is, in the context of the report or other disclosure vehicle in which it is included (the "Report"), to provide to investors "material information that is necessary to an understanding of the [Company's] compensation policies and decisions regarding its named executive officers." See 17 C.F.R. ss.229.402(b), Instruction 1. The Company has determined that the specific components of the Target Levels are not necessary to permit the Company's investors to understand the Company's compensation policies generally or specifically with respect the named executive officers, nor is the disclosure of such information otherwise necessary for the protection of investors. With respect to the CDA, the Company believes the tabular and surrounding textual information, taken together with the Company's disclosures in the Report, make it possible for the Company's stockholders to understand the Company's compensation policies. The Company understands that full disclosure should always be the goal when communicating to its stockholders. In this case, however, the Company believes that its stockholders are more likely to be harmed by full disclosure of the Target Levels than they will from the Company's limited disclosure.

     Achievement of Performance Goals

     Pursuant to Item 402(b), Instruction 4, once the Company has determined that the disclosure would cause competitive harm, the Company is required to disclose and discuss how difficult it will be for the executive or how likely it will be for the Company to achieve the undisclosed Target Levels or other factors. See 17 C.F.R. ss.229.402(b), Instruction 4. As noted in the Company's prior response dated June 12, 2009 to Comment 7 of the Staff's comment letter dated May 20, 2009, the established performance goals are set with a reasonably high probability of being achieved. In the last five completed fiscal years, "target" performance has been reached approximately 40% of the time. Incentive compensation begins to be awarded when more than 80% of the target objective has been satisfied (except for the revenue target which begins when more than 90% of the target has been achieved). Bonuses are awarded only to the extent that performance exceeds the minimum percentage and are computed on a linear basis--for example, incentive compensation in respect of a business unit's revenue performance, if revenues equaled 92% of the Target Level for such business unit, would equal 20% of the target bonus if 100% of the Target Level had been attained. Over the prior five years, incentive compensation in respect of a particular business unit's performance, on a weighted basis, in respect of all criteria on which such business unit's performance is measured, has ranged from 0% of targeted bonus paid to 133% of target bonus paid. In respect of the corporate officers whose incentive compensation is based on all reporting business units' performance, only in two years of the five have those officers received the full amount of the targeted bonus. The Company will undertake in future filings to provide the information that gives definition to the degree of difficulty involved for the Company to meet the Target Levels for bonuses. Accordingly, while noting that any number of economic, business and cultural factors may vary anticipated results, the Company anticipates that the achievement of the Target Levels necessary to trigger payment of some level of incentive compensation are likely to be achieved by the named executive and the Company, respectively.

Comment:

     2. Please tell is whether you have used non-GAAP measures in calculating inventory turnover or any of the performance measurements used to determine compensation. Note that it should be clear from your financial statements how financial measures, such as "accounts receivable days sales outstanding" are calculated. See Instruction 5 to item 402 (b) of Regulation S-K.

Response:

     The Company supplementally informs the Staff that the Company has not used non-GAAP measures in calculating inventory turnover or any of the performance measurements used to determine compensation. The inventory turnover and accounts receivable days sales outstanding objectives are based on a rolling 6 month average and a rolling 3 month average respectively.

Comment:

     3. We note your response to prior comment 8 and we reissue the comment. It is not clear from your response how you determined the amount of incentive compensation to be paid to each of your named executive officers in light of how the company's actual performance compared to the pre-established target performance levels. Your statement, for example, that 85% of the total award for Messrs. Sammon, Casciano, and Constantino was based on pretax income and revenue targets, and 15% was associated with inventory and collections performance targets does not provide the individualized, detailed disclosure that explains why each executive officer was awarded the specific amount of compensation he or she received. Please discuss whether you achieved or exceeded each of the performance targets, and explain how your company's performance against each target impacted the amount of bonus awarded. In addition, please tell us whether discretion was used in awarding incentive compensation for the most recent fiscal year covered.


Response:

     The Company supplementally informs the Staff that the amount of incentive compensation paid to each named executive officer was derived as a percentage of the named executive officer's base salary (noting that the percentage of the named executive's base salary was variable based on the level of involvement in the incentive compensation plan), based on the achievement of performance objectives (namely revenue, pretax income, inventory turnover and collections of accounts receivable (measured using days sales outstanding as referred to in comment #1). The performance objectives were established and evaluated by the Company at a reporting unit level (as defined within FASB statement No's 131 and 142), noting the three reporting units used by the Company are: Restaurant, Hotel/Spa, and Government.

     The incentive compensation awards (assuming that each of the four aforementioned performance objectives were achieved at 100%) that could have been paid to Mssrs. Sammon, Casciano, and Constantino, as a percentage of base salary were 65%, 44%, and 42% respectively.

     The incentive compensation awards for Mssrs. Sammon, Casciano, and Constantino were based on the performance objectives of the Corporation's consolidated results, which includes the combined performance of all three reporting units. The results of each performance objective and the impact on the amount of incentive compensation awarded to the aforementioned executive officers during the most recent fiscal year covered were as follows:

     Revenue (represented 45% of the total incentive award) - For fiscal year 2008, the revenue objective was achieved by the Government reporting unit, but was not achieved by the Restaurant or Hotel / Spa reporting units. This resulted in a partial factor applied to the incentive compensation award (based on the proportionate share of the target government revenue goal in relation to the Company's consolidated revenue goal).

     Pretax Income (represented 40% of the total incentive award) - For fiscal year 2008, the pretax income objective was partially achieved by the Hotel / Spa reporting unit (although they did not meet their goal completely, their actual results were greater than 80% of the goal, thereby earning a partial award), and was fully achieved by the Government reporting unit. This goal was not achieved by the Restaurant reporting unit. This resulted in a partial factor applied to the incentive compensation award (based on the proportionate share of the pretax income goal for the Hotel / Spa and Government reporting units in relation to the Company's consolidated pretax income goal).

     Inventory Turnover (represented 5% of the total incentive award) - For fiscal year 2008, the inventory turnover objective was not met by the Restaurant reporting unit and therefore was not factored in the calculation of the incentive award. This objective does not apply to the Hotel / Spa or Government reporting units as the reporting units do not have any inventory.

     Accounts Receivable (represented 10% of the total incentive award) - For fiscal year 2008, the accounts receivable objective was partially achieved by the Government reporting unit but was not achieved by the Restaurant or Hotel / Spa reporting units. This resulted in a partial factor applied to the incentive compensation award (based on the proportionate share of the target accounts receivable goal in relation to the Company's consolidated accounts receivable goal).

     The  incentive   compensation   award  (assuming  that  each  of  the  four
aforementioned performance objectives were achieved at 100%) that could have been paid to Mr. Cortese as a percentage of his base salary was 53%.

     The incentive compensation award for Mr. Cortese was based on the performance objectives of the Restaurant and Hotel / Spa reporting units. The results of each performance objective and the impact on the amount of incentive compensation awarded to Mr. Cortese during the most recent fiscal year covered was as follows:

     Revenue (represented 45% of the total incentive award) - For fiscal year 2008, the revenue objective was not achieved by the Restaurant or Hotel / Spa reporting units and therefore did not factor in the calculation of the incentive award.

     Pretax Income (represented 40% of the total incentive award) - For fiscal year 2008, the pretax income objective was partially achieved by the Hotel / Spa reporting unit (although they did not meet their goal completely their actual results were greater than 80% of the goal, thereby earning a partial award), and was not achieved by the Restaurant reporting unit. This resulted in a partial factor applied to the incentive compensation award (based on the proportionate share of the pretax income goal for the Hotel / Spa reporting unit in relation to the Company's consolidated pretax income goal).

     Inventory Turnover (represented 5% of the total incentive award) - For fiscal year 2008, the inventory turnover objective was not met by the Restaurant reporting unit and therefore did not factor in the calculation of the incentive award. This objective does not apply to the Hotel / Spa reporting unit as the reporting unit does not have significant inventory.

     Accounts Receivable (represented 10% of the total incentive award) - For fiscal year 2008, the accounts receivable objective was not achieved by the Restaurant or Hotel / Spa reporting units and therefore did not factor in the calculation of the incentive award.

     The incentive compensation award (assuming that each of the three aforementioned performance objectives applicable to the Government reporting unit were achieved at 100%) that could have been paid to Mr. Lynch as a percentage of his base salary was 53%.

     The incentive compensation award for Mr. Lynch was based on the performance objectives of the Government reporting unit. The results of each performance objective and the impact on the amount of incentive compensation awarded to Mr. Lynch during the most recent fiscal year covered was as follows:

     Revenue (represented 45% of the total incentive award) - For fiscal year 2008, the revenue objective was exceeded by the Government reporting unit and resulted in more than 100% consideration in the determination of Mr. Lynch's incentive compensation award.

     Pretax Income (represented 40% of the total incentive award) - For fiscal year 2008, the pretax income objective was exceeded by the Government reporting unit and resulted in more than 100% consideration of Mr. Lynch's incentive compensation award.

     Inventory Turnover (represented 0% of the total incentive award) - The inventory turnover objective does not apply to the Government reporting unit as this reporting unit does not carry any inventory.

     Accounts Receivable (represented 15% of the total incentive award) - For fiscal year 2008, the accounts receivable objective was partially achieved by the Government reporting unit thereby resulting in a partial factor applied to the incentive compensation award (based on the proportionate share of the target accounts receivable goal in relation to the Company's consolidated accounts receivable goal)

     Given that the revenue and pretax income objectives were exceeded by the Government reporting unit, Mr. Lynch's incentive compensation award was approximately 71% of his base salary; which is in excess of the 53% of base salary award that would have been provided had all objectives been achieved at 100%. Such award was in accordance with the pre-defined calculation for those metrics in excess of the performance objective, which was pre-approved by the Company's Board of Directors.

     The Company further wishes to clarify that the Company did not use any discretion in awarding incentive compensation for the most recent fiscal year covered. Rather, the incentive compensation awards were based and calculated on performance objectives pre-approved by the Company's Board of Directors.

PAR hereby reaffirms its prior acknowledgements as follows:

     1. PAR is responsible for the adequacy and accuracy of the disclosures included in its filings;

     2. PAR understands that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to PAR's filings; and

     3. PAR understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 800-448-6505, extension 273, should you require additional information or have questions regarding this letter.


Very truly yours,

PAR Technology Corporation

By: /s/Ronald J. Casciano
 -------------------------------------
Ronald J. Casciano, Vice President,
Chief Financial Officer, Treasurer
and Chief Accounting Officer